

RECEIVED umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek





06014029

LegalCorp
Brussels, May 24, 2006

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The press release, dated March 8, 2006, entitled "Umicore, Solvay Join Forces to Develop and Supply Core Technology for Fuel Cell Industry";
- The press release, dated April 26, 2006, entitled "Quarterly Update";
- The press release, dated May 22, 2006, entitled "Umicore agrees sale of Sibeka to Mwana Africa plc".

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Yours sincerely,

Umicore

J. Beeckmans
Manager Legal Corp. Dpt.

A. Godefroid
Corporate Vice President
Legal & Environmental Affairs

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 73 42
Fax +32 2 227 79 13
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium


SOLVAY

PRESS RELEASE



umicore

Embargo: March 8, 2006 at 8:00 (Brussels time)

UMICORE, SOLVAY JOIN FORCES TO DEVELOP AND SUPPLY CORE TECHNOLOGY FOR FUEL CELL INDUSTRY

Two major European Groups in Joint Venture for Membrane Electrode Assemblies (MEA)

Umicore and Solvay have reached an agreement in principle to join forces in the research, development, production and sales of Membrane Electrode Assemblies (MEA) and related compounds, to be used in Fuel Cell (FC) applications.

The 50-50 percent joint venture (JV), named SolviCore, will be based in Hanau, at Umicore's main R&D site in Germany. It is expected to become fully operational on 1 July 2006 and will employ 34 people in the first stage of its development.

Umicore and Solvay, two world-scale industrial groups which respectively enjoy a global leading position in precious metals catalyst and polymer membrane technology, have the ambition to play a major role in this emerging technology. In the JV they will assemble electrocatalysts with polymer membranes to develop and manufacture the Membrane Electrode Assembly, the reactor where hydrogen reacts with oxygen to generate electricity.

"We are excited by this partnership, as Umicore and Solvay's strengths are very complementary and this creates the opportunity to progress much faster than we could have on our own," Umicore Chief Executive Officer Thomas Leysen said.

"This alliance is unprecedented," commented Aloïs Michielsen, Chairman of the Executive Committee of Solvay. "For the first time ever, two major European groups will combine their innovation skills and know how in a R&D venture for the development of fuel cell technologies; we are proud to contribute thereby to the development of realistic and environmentally friendly alternatives to fossil fuels."

The parent companies will continue their respective activities in catalysts and membranes in full ownership, outside of the JV.

Fuel cell technology is based on the catalytic transformation of fuel (hydrogen, methanol,..) -- via chemical reaction with oxygen -- into electricity, heat and water. It is likely to become the new energy technology in the medium and long term future for a wide variety of portable (for example batteries), stationary (for example power and heating cogeneration) and automotive applications.

UMICORE is a materials technology group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units. The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 6.6 billion in 2005 and currently employs some 14,000 people. Details are available at www.umicore.com

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact:

At Solvay:

Martial Tardy (media)
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

At Umicore:

Tim Weekes (investor relations)
Tel: 32 2 227 73 98
E-mail: tim.weekes@umicore.com

Geoffroy Raskin (investor relations)
Tel: 32 2 227 71 47
E-mail : geoffroy.raskin@umicore.com

Eddy Cornelis (media)
Tel : 02 227 70 64 or 0032 475 84 00 94
E-mail : eddy.cornelis@umicore.com

Bart Crols (media)
Tel: 02 227 71 29 or 0032 476 980 121
E-mail: bart.crols@umicore.com

NOTE TO THE EDITORS

The MEA is the core of the fuel cell: it consists of a membrane which separates the electrode-catalyst material coated on both surfaces of the membrane to allow for the chemical transformation of fuel into electricity. The catalytic process on the anode (oxidation of fuel) and the cathode (reduction of oxygen) sides of the membrane generate electricity, heat and oxidation waste products. Mainly methanol (portable applications) and hydrogen (stationary and automotive applications) are used as fuel. The advantages of the fuel cell-technology are the higher energy yield and density and in the case of automotive, generates water as a waste product.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar
– Diese Presse Erklärung ist auch auf Deutsch verfügbar

PRESS RELEASE


umicore

26 April 2006

Quarterly update

Overview

- Group revenues for the first quarter were up 11% year-on-year, reflecting good volume growth in most businesses.
- In Advanced Materials revenues were up by 10% compared with the first quarter of 2005 despite poor conditions in the Tool Materials business.
- Precious Metals Products and Catalysts revenues were up by 17% with growth in all business areas.
- Precious Metals Services was driven by a high availability and throughput of materials in Hoboken and buoyant metals prices. Revenues were up by 43% year-on-year.
- The Zinc Specialties segment saw revenues decrease by 11% year-on-year due to lower production levels of commodity zinc following the capacity reduction.

Cash flows

- Rising metals prices contributed to increases in working capital requirements during the period, leading to an increase in net debt of some € 80 million.

Outlook

Taking into account first quarter performance but also considering the uncertainty in some markets, Umicore expects full year recurring EBIT to be in the range of € 250 million to € 285 million.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 70 64
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

ADVANCED MATERIALS

Specialty Oxides and Chemicals

Sales of lithium cobaltite for lithium ion rechargeable battery applications were up year-on-year. The introduction of the CellcoreMX® product continues but the low cobalt price has reduced the pressure on customers in the short term to look more closely at lower-cost substitute materials. Sales of spherical nickel hydroxide from the Chinese associate JCU continued to grow year-on-year.
The competition in the cobalt oxide market for ceramic applications was severe during the quarter with ongoing low cost Chinese imports to Europe. The demand for cobalt and nickel specialties used in catalyst applications was strong but severe pressure on pricing was also a feature of this market. The recycling activities in the US started to ramp up to full capacity. The low cobalt price affected recycling and refining margins in the first quarter but there were signs of a recovery in the price towards the end of the period.

Engineered Metal Powders

Deliveries of cobalt powders for hard metal and diamond tool applications were lower than in the equivalent quarter of 2005. Although some of this effect – notably in the hard metal sector – can be attributed to temporary de-stocking by Asian customers, the overall trend is one of severe price-based competition from Chinese materials. This trend has hit the US market particularly hard but the knock-on effect has also been felt in Europe. Demand for materials used in diamond tooling has fallen in the previously buoyant South Korean market.
In Primary Batteries overall volumes were down year-on-year although strong sales levels to domestic customers were recorded in the Chinese operations. New product grades were phased in during the quarter.
Sales volumes of copper and nickel powders for electronic applications were stable but expected to improve in the coming months.

Electro-Optic Materials

Sales volumes in substrates were well ahead of the previous year although this is partly the result of 2005 first quarter deliveries being hampered by contract re-negotiations. The growth in demand from the satellite sector has been steady. Sales of substrates for LED applications continued to make strong progress.
The performance of the Optics business improved with sales of germanium optics well above the levels of 2005. Sales of GASIR® -based optical assemblies for automotive night-vision systems increased from the previous quarter. Commercial deliveries of assemblies for non-automotive applications commenced during the quarter. In April, Umicore acquired the infra-red lens business of US-based L-3 (which formerly belonged to Raytheon), including intellectual property, equipment and materials. The deal allows Umicore to expand its existing portfolio of chalcogenide infrared glass materials and fabrication processes.
Sales volumes of germanium chemicals for fibre-optic applications were down year-on-year.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Element Six Abrasives

The re-positioning of the Element Six Abrasives product portfolio continued to bear fruit in the first quarter. Sales of polycrystalline products for drilling and cutting tools were up 25% in dollar terms compared with 2005. Demand has been growing for these higher-performance products which continue to substitute less performing materials such as carbide. Sales of grits for abrasive applications were up slightly year-on-year.
In March, Element Six Abrasives completed the acquisition of a diamond synthesis plant in Poltava, Ukraine. The output of the facility will be primarily dedicated to internal use in the processing of polycrystalline products in the Shannon plant in Ireland.

PRECIOUS METALS PRODUCTS & CATALYSTS

Automotive Catalysts

In an environment dominated by negative news-flow from the US automotive sector, sales of light duty vehicles in North America were flat year-on-year. Significant market share shifts among the OEMs continued during the period. Car production in the region grew by some 4%, resulting in an increase of inventories in the dealerships. The Western European light duty vehicle market grew by 3% with all major countries except Great Britain showing volume growth. Diesel-fuelled cars further expanded their market share and after two months of the year accounted for 52% of all newly registered light duty vehicles. Asian markets continued to be the main source of volume growth worldwide while the Brazilian market was hampered by the strength of its currency which slowed export sales.
Umicore continued to grow its automotive catalyst business during the quarter. However, the situation in the US remains precarious and it is not yet clear how and when the impact of restructuring measures at some of the major US producers may affect the whole of the supply chain in the coming months.
Umicore continued its efforts to develop its position in heavy duty diesel. In light duty diesel the European market for diesel particulate filters continued to strengthen with the German market leading the way. The combination of more stringent local emission norms, heightened public awareness, better technology and a better availability of substrate material are positive elements for the development of this market.

Technical Materials

The business unit revenues were up year-on-year.
Sales revenues and performance of Platinum Engineered Materials were somewhat lower compared to last year's first quarter. The project-based nature of the LCD glass business makes quarterly comparisons difficult, the underlying growth trend, however, remains unchanged.
BrazeTec sales revenues benefited from the pick-up in the European economy. Umicore has signed an agreement to purchase the assets of the leading producer of brazing alloys in China, Global Stars. The acquisition will enable Umicore to strengthen the global presence of its BrazeTec business and significantly improve its ability to serve the fast-growing Chinese brazing alloys market, which is already the largest market in Asia.
Contact Materials saw improved sales in all regions. The recently acquired Suzhou Alloys plant in China started up and will be fully operational in the next quarter


umicore

Electronic Packaging Materials recorded improved sales levels and performance. Improved sales of die-attach, wire and paste, and hermetic sealing materials were driven by the pick-up in the semiconductor and electronics industries.

Jewellery & Electroplating

Revenues for jewellery products were particularly buoyant in the lifestyle market (jewellery and watches) compared to the first quarter of 2005, driven by high volumes of gold and platinum semi-finished products and higher prices for end products. Umicore's newly introduced platinum alloy received a positive response at the spring jewellery fairs.
The Electroplating business performed better than the previous year's first quarter, mainly due to better conditions in the market for precious metals-based electrolytes for decorative applications and higher volumes for the electronics industry.

Precious Metals Chemistry

Precious Metals Chemistry generated improved sales volumes and revenues compared to the first quarter of 2005. Inorganic Compounds observed improved demand for precursors in the automotive and chemical catalysis activities. Organometallic Chemicals sales volumes also increased with new product releases in the pharmaceutical and fine chemicals catalysis market.

Thin Film Products

The business recorded a good first quarter compared to the previous year with sales volumes and revenues substantially higher. Optics revenues grew in line with the market, while Wear Protection benefited from both a healthy market demand and increasing its customer base. In Electronics, Umicore benefited from a good first quarter in the semiconductor market. In the Optical Data Storage market segment, the business unit regained market share in Asia for specialty products for rewritable formats. The performance of Displays held firm and sales of large ITO tiles increased in Asia.

PRECIOUS METALS SERVICES

Precious Metals Refining

The quarter was an outstanding period for the refining operations with overall performance well above that of the same period in 2005. The throughput rates and productivity at the Hoboken plant were at very high levels.
The availability of industrial residues and by-products were favourable during the quarter. The volumes of materials available for treatment also increased due to the high levels of activity at the operations for which Umicore provides recycling services.
The commercial terms for end-of-life materials were generally better than in the previous year. The volumes of materials available for recycling were affected by increased competition, although the levels of electronic scrap received for recycling were still above those seen in the first quarter of 2005. Volumes of spent automotive and petrochemical catalysts continued to grow steadily.
The high prices of most precious and specialty metals during the quarter continued to boost the performance of the recycling business and compensated for higher energy costs. The price of selenium which had been very strong through 2005 started to drop during the quarter, however. The buoyant metals prices were a factor in the improved commercial recycling conditions enjoyed by the business but conversely also added to the levels of competition experienced in securing supplies of end-of-life materials.
It is not anticipated that the Hoboken smelter will need to undergo its three week maintenance shut-down during 2006. This will improve the throughput capacity compared with previous years.

Precious Metals Management

The operations continued to benefit from the positive market conditions for most precious metals.

ZINC SPECIALTIES

Zinc Alloys

Zinc smelting production reached a steady state level of approximately 100,000 tonnes. The benefits of a higher received zinc price were tempered by the reduction in received treatment charges, lower sulphuric acid prices and higher electricity costs. Nevertheless, due to the long term contract policy of Umicore, treatment charges remained higher than market levels.
The continuing tightness in concentrate supply created a shortage of materials in the die-casting alloys market which in turn led to higher received premiums. Umicore's ability to produce stable volumes of die-casting alloys in this market led to an improved performance. The galvanizing business line benefited from the same trend of higher premiums, but year-on-year performance comparisons are affected by the lower sales volumes linked to the capacity reductions in France.

Zinc Chemicals

Sales volumes of paint-grade fine zinc powders increased, especially in Asia for overseas container and oil-rig applications, while volumes for chemical applications decreased. Sales premiums increased year-on-year, mainly in the zinc pigment business, due to the increasing demand in the fine zinc powder market. The performance of the business line benefited from the combination of volume increases and stable to rising premiums.
Plant closures by competitors in Europe and only limited imports from other continents created a balanced market for zinc oxides in Europe. This provided opportunities to increase sales volumes.. Premiums remained stable and revenues were consequently higher year-on-year. The higher zinc price also contributed to the performance of the business line through the internal recycling activities.
Good progress was made in the marketing of newly developed products such as Zano® (nano-size zinc oxides) and alloyed zinc powders. Due to the shortage of zinc on the market, secondary zinc materials available for recycling are expected to become scarcer.

Building Products

Sales volumes in the first quarter reached exceptional levels, despite the wintry conditions. This was mainly due to the effect of customer restocking at the beginning of the year and possibly some degree of forward buying in anticipation of further increases in the zinc price. The improved demand was mainly observed for value-added products in pre-weathered materials, while newly launched products, such as the PIGMENTO® coloured zinc elements and rain water accessories, were well received by the market. Business unit revenues increased only slightly, however, as the effect of improved volumes was largely offset by lower premiums resulting from the continuously rising zinc price.

Padaeng

Sales volumes picked up from a slow start to reach levels only slightly lower than the first quarter of 2005. In terms of performance, higher energy costs and lower treatment charges were more than offset by the higher zinc price. Padaeng's performance has been reflected in the company's market valuation, with a share price which has risen by 78% in the last 12 months, outperforming the SET (Stock Exchange of Thailand) by 67%.

CORPORATE & INVESTMENTS

Fuel Cells

The new SolviCore venture with Solvay is expected to become fully operational on 1 July 2006. Umicore also remains focused on the development of new catalyst materials in collaboration with major players in the field and the unit's market position in this area evolved positively in the first quarter.

Other

In April Umicore sold its stake in Adastra Minerals. A capital gain on the investment of some € 2.6 million will be included in the financial result of the first half.

On 21 April Umicore created 175,600 new shares as a result of the exercise of stock options with share subscription rights. At 26 April Umicore had a total of 25,986,650 shares in issue and held a total of 571,142 shares in treasury (2.2% of the total).

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Bart CROLS – Tel +32 2 227 7129 - +32 476 980121 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 6.6 billion in 2005 and currently employs some 14,000 people.



Press release

22 May 2006

Umicore agrees sale of Sibeka to Mwana Africa plc

Umicore has agreed the sale of its Sibeka subsidiary to Mwana Africa plc (Mwana), a resources company listed on the London Alternative Investment Market (AIM).

The principal asset of Sibeka is a 20 per cent interest in Société Minière de Bakwanga (MIBA), a diamond producer based in Mbuji-Mayi in the Democratic Republic of Congo (DRC). MIBA's other shareholder is the Government of the DRC.

Umicore has pursued a strategy of exiting from its historical investments in mining in recent years and this agreement marks a final step in this process. The sale of Sibeka will generate a cash inflow and capital gain for Umicore of approximately € 9 million.

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Bart CROLS – Tel +32 2 227 7129 - +32 476 980121 – bart.crols@umicore.com

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is a materials technology group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 6.6 billion in 2005 and currently employs some 14,000 people.